SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2018 Interim Results Announcement for the Six Months Ended 30 June 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 22, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2018 Interim Results Announcement

For the Six Months Ended 30 June 2018

1.	IMPORTANT MESSAGE

1.1

This interim results summary of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Sinopec Shanghai”) for the six months ended 30 June 2018 (the “Reporting Period”) is extracted from the full text of the 2018 interim report. For detailed content, investors are advised to read the full text of the 2018 interim report which is published on the websites of the Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchanges and Clearing Limited and the Company.

1.2	Corporate Information

A Shares	Stock Exchange Listing	Shanghai Stock Exchange
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	600688
H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)
	Stock Short Name	SHANGHAI PECHEM
	Stock Code	00338
American Depository Receipts (“ADR”):	Stock Exchange Listing Stock Code	New York Stock Exchange SHI

	Secretary to the Board	Securities Affairs Representative

Name	Guo Xiaojun	Ding Yonghui
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”)
Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1.1	Major Accounting Data

	Unit: RMB’000

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	52,187,640	43,106,950	21.07
Total profit	4,515,157	3,251,226	38.88
Net profit attributable to equity shareholders of the holding company	3,524,131	2,575,479	36.83
Net profit attributable to equity shareholders of the holding company excluding non-recurring items	3,515,331	2,571,583	36.70
Net cash generated from operating activities	4,227,404	2,358,780	79.22

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	28,593,789	28,256,306	1.19
Total assets	45,782,720	39,609,536	15.59

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.326	0.238	36.97
Diluted earnings per share (RMB/Share)	0.326	0.238	36.97
Basic earnings per share after non-recurring items (RMB/Share)	0.325	0.238	36.55
Return on net assets (weighted average) (%)*	11.618	9.821	18.30
Return on net assets after non-recurring items (weighted average) (%)*	11.589	9.805	18.19

* The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Differences between Financial Statements Prepared under CAS and those Prepared under International Financial Reporting Standards (“IFRS”)

	Unit: RMB’000

	Net profit attributable to equity shareholders of the holding company		Total equity attributable to equity shareholders of the holding company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	3,524,131	2,575,479	28,593,789	28,256,306
Prepared under IFRS	3,551,259	2,598,499	28,568,721	28,230,233

For a detailed description of the differences between financial statements prepared under CAS and those prepared under IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS contained in the 2018 interim report.

2.1.4	Non-recurring Profit and Loss Items (Prepared under CAS)

Unit: RMB’000

Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-2,857
Income from investment disposal included in the investment income statement	1,622
Employee reduction expenses	-13,013
Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	45,314
Income from external entrusted loans	13
Income from changes in fair value of forward foreign exchange contracts	9,300
Investment losses recognized in forward foreign exchange contracts	-8,066
Other non-operating income and expenses other than those mentioned above	-22,611
Effect attributable to minority interests (after tax)	-698
Income tax effect	-204

Total	8,800

2.2	Shareholding of the Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders of ordinary shares as at the end of the Reporting Period	96,676

Unit: Shares

Shareholding of the top ten shareholders
		Increase/
		decrease of	Number of		Number of
		shareholding	shares held at		sharesheld with	Pledged/frozen
Name of shareholders (Full name)	Class of shares	during the Reporting Period (shares)	the end of the Reporting Period (shares)	Percentage of shareholding (%)	selling restrictions (shares)	Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.44	0	None	0	State-owned legal person

HKSCC (Nominees) Limited	H shares	1,592,500	3,458,224,821	31.95	0	Unknown	—	Overseas legal person

China Securities Finance Corporation Limited	A shares	83,539,441	523,228,686	4.83	0	None	0	Others

Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others

Guotai Junan Securities Co., Ltd.	A shares	0	27,405,089	0.25	0	None	0	Others

GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	A shares	0	22,751,900	0.21	0	None	0	Others

Shanghai Kangli Industry and Trade Co., Ltd.	A shares	0	22,375,300	0.21	0	None	0	Others

Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	A shares	0	21,061,069	0.19	0	None	0	Others

China Asset Fund – Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	A shares	0	20,613,350	0.19	0	None	0	Others

Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	A shares	0	20,613,300	0.19	0	None	0	Others

Note on connected relations or acting in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

2.3	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2018, so far as was known to the directors (the “Directors”) and chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company) (excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”), in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under Section 336 of the SFO are as set out below:

Interests in ordinary shares of the Company

			Percentage of	Percentage of
			total issued	total issued
	Interests held or		shares of the	shares of the
	deemed as held		Company	relevant class
Name of shareholder	(shares)	Note	(%)	(%)	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Shares of legal person	(1)	50.44	74.50	Beneficial owner

BlackRock, Inc.	289,136,771 H shares (L)	(2)	2.67	8.27	Interests of controlled corporation

	5,118,000 H shares (S)		0.05	0.15	Interests of controlled corporation

Corn Capital Company Limited	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner

	200,020,000 H shares (S)		1.85	5.72	Beneficial owner

Lam YanYan	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled corporation

	200,020,000 H shares (S)		1.85	5.72	Interests of controlled corporation

Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Having a security interest in shares

Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position

Notes:

(1)

Based on the information obtained by the Directors from the website of Hong Kong Stock Exchange and as far as the Directors are aware, China Petrochemical Corporation (“Sinopec Group”) directly and indirectly owned 71.32% of the issued share capital of Sinopec Corp. as at 30 June 2018. By virtue of such relationship, Sinopec Group was deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

(2)

Of the H Shares (long position) held by BlackRock, Inc., 1,690,300 H Shares (long position) were held through cash settled unlisted derivatives. Of the H Shares (short position) held by BlackRock, Inc., 606,000 H Shares (short position) were held through cash settled unlisted derivatives.

(3)

The shares were held by Corn Capital Company Limited. Lam Yan Yan held 90% interests in Corn Capital Company Limited, Pursuant to the SFO, Lam Yan Yan was deemed to be interested in the Shares held by Corn Capital Company Limited.

(4)

These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

Save as disclosed above, as at 30 June 2018, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and Short Positions of the Directors, Chief Executive and Supervisors in the Shares, Underlying Shares and Debentures of the Company or its Associated Corporations

As at 30 June 2018, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Securities Transactions”) set out in Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) were as follows:

Interests in the shares and underlying shares of the Company

Name	Position	Number of shares (shares)	Number of underlying shares held in respect of A shares share options under the Share Option Incentive Scheme (shares)	Percentage of total issued shares (%)	Percentage of total issued A shares (%)	Capacity
Gao Jinping	Executive Director, Vice Chairman and Vice President	350,000 A shares (L)		0.0032	0.0048	Beneficial owner
			150,000 (L)	0.0014	0.0020	Beneficial owner
Jin Qiang	Executive Director and Vice President	301,000 A shares (L)		0.0028	0.0041	Beneficial owner
			129,000 (L)	0.0012	0.0018	Beneficial owner
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	301,000 A shares (L)		0.0028	0.0041	Beneficial owner
			129,000 (L)	0.0012	0.0018	Beneficial owner
Jin Wenmin	Executive Director and Vice President	175,000 A shares (L)		0.0016	0.0024	Beneficial owner
			75,000 (L)	0.0007	0.0010	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2018, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORT OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2018 interim report. Unless otherwise specified, certain financial data involved interim report hereinafter are extracted from the unaudited interim financial report of the Group prepared in accordance with IFRS.)

Review and Discussion of Operating Results

In the first half of 2018, the world economy continued its growth momentum, with that of the major developed economies relatively strong. Among them, the economic growth of the U.S. was the strongest, with growth rate outperforming that of last year. The emerging economies maintained a medium-to-high growth rate. Driven by policies such as the supply-side structural reform, China’s economy continued to grow steadily, with the economic structure continued to be optimized, and its quality and efficiency continue to improve. The trade friction between China and the U.S. became a major uncertainty affecting the stability of the domestic economy. With the de-leveraging and strict supervision, the scale of domestic financing dropped significantly, and growth of domestic infrastructure investment slowed down sharply. In the first half of the year, gross domestic product (GDP) increased by 6.8% year-on-year, and economic growth continued to remain stable. The economy of China’s petrochemical industry continued to improve steadily, with the supply and demand of domestic refined oil and major chemicals being basically balanced. The efficiency of the industry further improved. However, the growth of market demand for chemicals was still weak, with weak investment.

In the first half of 2018, amid the still complicated and severe domestic and international economic situation, the Group made substantial efforts in maintaining stable operations of its units, optimizing production and operations, reducing costs and expenses, environmental governance, reform and development, etc. The Company’s safety and environmental protection work remained relatively good. The production operation was generally stable with good economic benefits. For the six months ended 30 June 2018, the Group’s turnover reached RMB52,161.5 million with an increase of RMB9,080.1 million, representing an increase of 21.08% as compared to the same period last year. The profit before tax was RMB4,542.3 million (profit before tax for the same period last year was RMB3,274.2 million), representing an increase of RMB1,268.1 million from the same period last year. Profit after tax and non-controlling shareholder interests was RMB3,551.3 million (profit for the same period last year was RMB2,598.5 million), representing an increase of RMB952.8 million from the same period last year.

In the first half of 2018, the total production volume of the Group reached 7,396,800 tons, representing a year-on-year increase of 21.35%. From January to June, the Group processed 7,343,900 tons of crude oil (including 386,900 tons of crude oil processed on a sub-contract basis), representing a year-on-year increase of 7.93%. The production volume of refined oil products in total reached 4,317,700 tons, representing a year-on-year increase of 6.23%. Among these, the output of gasoline was 1,630,900 tons, representing a year-on-year increase of 7.54%; the diesel output was 1,947,300 tons, representing a year-on-year increase of 7.82%; and the jet fuel output was 739,500 tons, representing a year-on-year decrease of 0.32%. The Group produced 402,500 tons of ethylene and 329,900 tons of paraxylene, representing a year-on-year increase of 13.25% and 15.84%, respectively. The Group also produced 484,000 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year increase of 4.09%; 334,000 tons of synthetic fibre monomers, representing a year-on-year increase of 3.86%; 201,900 tons of synthetic fibre polymers, representing a year-on-year decrease of 0.25%; and 86,700 tons of synthetic fibres, representing a year-on-year decrease of 9.40%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.77% and 100%, respectively.

Good control of HSSE and keeping stable operation at its units. In the first half of the year, the Group adhered to the goals of “zero accident, zero harm and zero environmental damage”, assigned clear responsibilities of production safety to correspondent parties, and strengthened the identification and control of safety risks. Focusing on atmospheric management, the Group continued to push forward the full coverage work of leak, detection and repair (“LDAR”) and actively promoted the comprehensive environmental remediation in Jinshan District, with 13 environmental management projects launched on schedule. From January to June, the Company’s comprehensive compliance rate of discharged wastewater was 100%, and the total emissions of COD, ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 29.33%, 88.17%, 70.62% and 30.56%, respectively. In terms of production and operation, in the first half of the year, the Group started the first phase of the maintenance and repair at its units, with the focus on No. 2 ethylene units in newly developed area. It led to six times cumulatively of non-planned halts, four times more than the same period last year. The overall operation of the units remained stable. Among the 71 major technological and economic indicators monitored, 43 items were better than the annual level last year, with a year-on-year progress rate of 60.56%. There were 31 items reaching advanced level of the industry, leading to the industry’s advanced rate of 43.66%. During the Reporting Period, the Company’s accumulated comprehensive energy consumption was 0.746 tons of standard coal per RMB10,000, representing a decrease of 2.99% compared with the annual total of 0.769 tons of standard coal per RMB10,000 last year.

Deepening the optimization of production and operation, market development and cost reduction. In the first half of the year, the Group continued to focus on efficiency and dynamically adjusting the overall production plan through the weekly rolling forecast on the prices of the next three months and the marginal contribution of units based on the actual situation of the units and the inventory of intermediate materials. By measures such as optimization and adjustment of the operation the catalytic units, external processing of low-octane component, flexible arrangement and reorganization of the quantity of oil production, structures of oil products were continuously optimized, with the cumulative diesel to gasoline ratio of 1.19, which was 0.03 lower than that of the previous year. The proportion of high-grade gasoline ratio reached 31.64%, an increase of 2.67 percentage points from 2017. Marketing was stepped up and export of products was smoothened. In the first half of the year, export of asphalt and carbon fiber products was achieved for the first time, with the whole process of export of diesel oil opened. Key cost control continued to be carried out and efficiency of input and output of costs was improved, with a decrease of RMB192 million compared with the target in the key monitoring cost.

Continuing to promote the project construction and technological innovation. In the first half of the year, the Company’s “13th Five-Year Plan” industrial development planning was further improved. The Company completed the project of transformation of cogeneration unit to comply with emission reduction. The oil product clean-up project also made progress. The Company started the projects such as No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, third circuit incoming power lines with a supply capacity of 220KV, second stage construction of carbon fiber, etc. The Company’s research and development (“R&D”) focused on the development of new industries of high-performance materials, high value-added synthetic materials and new refining products, new fine chemical engineering, and applications of new technologies and materials for refining. Market development of colored high-end acrylic fiber products was stepped up and the newly developed modified PVA products and scratch-resistant pipe materials had been put into industrial production. With the focus on strengthening the research of carbon fiber technology and expansion the scope of application, the R&D of 48K was a success and passed the appraisal. Carbon fiber pultruded sheet was first used in tunnel reinforcement engineering. In the first half of the year, the Group developed and manufactured 106,800 tons of new products and 367,300 tons of new synthetic resin products and specialized polyolefin materials, with a differentiation rate for synthetic fibers at 90.77%, and submitted three patent applications.

Further strengthened corporate management and advanced the reform. In the first half of the year, the Group carried out the system and mechanism reform of fine chemical engineering business, clarified the integrated management model of “Market, Production, Research and Consumer”, and formulated the assessment rules for research project leaders. Smoothening of internal business duties and processes of the Petrochemical Department was carried out, which was basically completed together with the preparation of the first draft of division of duties. According to the large workshop management model of the Company, research on the current situation of grassroots units had been launched, in which management scale, production capacity and personnel of the grassroots units were analyzed, and the standards of planning the grassroots units and the initial plan for streamlining and optimizing organization will be studied.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2018			2017
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%
Synthetic fibres	83.5	1,123.5	2.4	90.7	1,032.0	2.8
Resins and plastics	597.8	5,129.5	11.1	591.7	4,689.2	12.7
Intermediate petrochemical products	1,110.6	6,118.6	13.3	882.6	4,722.2	12.7
Petroleum products	4,966.7	20,643.8	44.8	3,955.9	14,270.1	38.5
Trading of petrochemical products	—	12,644.1	27.5	—	11,941.7	32.2
Others	—	387.6	0.9	—	420.9	1.1

Total	6,758.6	46,047.1	100.0	5,520.9	37,076.1	100.0

In the first half of 2018, net sales of the Group amounted to RMB46,047.1 million, representing an increase of 24.20% over the same period last year. Among which, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 8.87%, 9.39%, 29.57%, 44.66% and 5.88%, respectively. The increase in net sales of products was mainly due to a general increase in the unit prices of products during the Reporting Period as compared to the same period last year. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinmao International, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” decreased by 7.91% compared to the same period last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2018, the Group’s cost of sales increased by 22.90% year-on-year to RMB42,112.0 million, representing 91.45% of total net sales.

The Group’s main raw material is crude oil. In the first half of 2018, international crude oil prices rose amid continued production cuts in major oil-producing countries, strong global demand and escalating geopolitical factors in the Middle East. Brent crude oil futures closed at a maximum of USD79.80/barrel, with a minimum of USD62.59/barrel. Half-year average price was approximately USD71.12/barrel, representing a year-on-year increase of 34.85%. WTI crude oil futures closed at a maximum of USD74.15/barrel and minimum of USD59.19/barrel, with the half-year average price of approximately USD65.40/barrel, representing a year-on-year increase of 30.67%. Dubai crude oil futures closed at a maximum of USD77.33/barrel and minimum of USD59.77/barrel, with the half-year average price of approximately USD68.21/barrel, a year-on-year increase of 30.85%.

In the first half of 2018, the average unit cost of crude oil processed by the Group (for its own account) was RMB3,067.71/ton, representing an increase of RMB413.88/ton compared to the same period last year, or an increase of 15.60%. The Group processed a total of 6,957,000 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing an increase of 1,301,700 tons compared to the same period last year. Taken together, the total costs of processed crude oil increased by RMB6,334 million. Processing costs increased by RMB3,455 million due to an increase in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB2,879 million. From January to June, the Group processed 386,900 tons of crude oil processed on a sub-contract basis, representing a decrease of 762,000 tons compared to the same period last year. In the first half of 2018, the Group’s cost of crude oil accounted for 50.68% of the total cost of sales.

In the first half of 2018, the Group’s cost for other ancillary materials amounted to RMB5,151 million, which was basically the same as that of the same period last year. During the Reporting Period, the Group’s depreciation and maintenance expenses increased by 1.97% year-on-year to RMB921.7 million and RMB766.4 million respectively, mainly due to the increase in depreciation expenses during the Reporting Period as an increase in the fixed assets. Maintenance expenses grew by 0.35% year-on-year, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses increased by 17.13% year-on-year to RMB1,169 million during the Reporting Period, mainly due to the increase in the unit purchase price of coal.

In the first half of 2018, sales and administrative expenses of the Group amounted to RMB282.2 million, representing an increase of 18.77% as compared to RMB237.6 million for the same period last year. This was mainly due to the increase in transportation and loading fees during the Reporting Period.

In the first half of 2018, other operating income of the Group amounted to RMB66.8 million, representing an increase of RMB13.3 million compared to the same period last year. This was mainly due to an increase in government subsidy during the Reporting Period.

In the first half of 2018, the Group’s net finance income amounted to RMB209.2 million, compared to the net finance income of RMB95.9 million for the same period last year. This was mainly due to a significant increase in interest income during the Reporting Period.

In the first half of 2018, the Group’s profit after tax and non-controlling shareholder interests was RMB3,551.3 million, representing an increase of RMB952.8 million as compared to the profit of RMB2,598.5 million for the same period last year.

Liquidity and Capital Resources

In the first half of 2018, the Group’s net cash inflow generated from operating activities amounted to RMB4,213.5 million and the net cash inflow for the same period last year was RMB2,350.2 million. This was primarily due to profit before tax of RMB4,542.3 million during the Reporting Period (profit before tax for the same period last year was RMB3,274.2 million).

In the first half of 2018, the Group’s net cash inflow generated from investing activities amounted to RMB48.3 million and the net cash inflow for the same period last year was RMB111.0 million. This was primarily attributable to a year-on-year decrease in the dividends received by the Group from joint ventures and associate companies during the Reporting Period, resulting in a decrease of RMB443.0 million in net cash inflow generated from investing activities.

In the first half of 2018, the Group’s net cash inflow generated from financing activities amounted to RMB821.6 million and the net cash inflow for the same period last year was RMB63.4 million. This was primarily attributable to the increase of RMB1,106.5 million in cash received by the Group as loans during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2018, the Group’s total borrowings increased by RMB789.4 million to RMB1,395.6 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB789.4 million. As at 30 June 2018, the total borrowings of the Group at fixed interest rates amounted to RMB1,250 million.

Capital Expenditures

In the first half of 2018, the Group’s capital expenditures amounted to RMB151 million, mainly attributable to the implementation of various projects, including the completion of transformation of cogeneration unit for compliance with the emission standard, launch of light oil storage tank of storage and transportation department and Zhanqiao oil and gas recovery project (儲運部輕質油儲罐及棧橋油氣回收項目), high-sulfur flare system optimization and renovation of storage and transportation department project (儲運部高硫火炬系統優化改造項目), No.2 olefin cracking burner low nitrogen combustion project (2#烯烴裂解爐低氮燃燒改造項目), No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division ( 熱電部3 號、 4 號爐達標排放改造工程) and closed rectification project of the fuel yard of Thermal Power Division (熱電部燃料堆場密閉整改項目).

In the second half of 2018, the Group plans to complete the transformation of No. 2 olefin cracking burner for low nitrogen combustion, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility and No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division. The Group also plans to start projects such as oil clean-up project, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, third circuit incoming power lines with a supply capacity of 220KV, second stage of PAN (Polyacrylonitrile) based carbon fibre project with annual production of 1500 tons. The Group’s planned capital expenditures would be funded from the resources including cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2018, the Group’s gearing ratio was 36.75% (As at 30 June 2017: 32.91%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2018, the total number of enrolled employees of the Group was 9,939, among which the number of production staff was 6,160, the number of sales, financial and other staff was 2,691 and the number of administrative staff was 1,088. 53.22% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2018 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2017 annual report.

Market Outlook and Work Plans for the Second Half of the Year

Looking forward to the second half of 2018, the risks the world economy is exposed to are rising. Many multilateral rules and institutions formed after the Second World War are facing major challenges, in particular, the intensified global trade frictions, the increased market turmoil brought about by the spillover effects of the return of normalization of monetary policies of major powers and the uncertainty of world economic development constantly increasing. There are financing difficulties in China and there are relatively more financial risks such as credit defaults. The downward pressure of the economy will increase. However, under the effect of supply-side structural reform, innovative entrepreneurship and steady growth policies, the resilience, potential and stability of China’s economic growth remained relatively strong. It is expected that the domestic economy will decline only to a moderate extent in the second half of the year. The launch of a series of new environmental protection policies for China’s petrochemical industry will increase the costs incurred and pressures on the development of the entire industry. Sizable private refining projects with scale and technological advantage will gradually enter the production period, and market competition will become more intense.

In the second half of 2018, global trade uncertainty will bring risks to the economic prospects, or drag down the world economic growth, which in turn will undermine demand for oil. In terms of oil supply, factors such as reducing crude oil import from Iran as urged by United States to various countries, turmoil in Libya and oil production disruption in Canada are unlikely to recover in short term, which will lend support and boost oil prices. In addition, factors such as gradual increase in oil production from major oil-producing countries of Saudi Arabia and Russia, and continued increase in US crude oil production, the risk premium on the supply side will be offset while current global oil inventories has fallen below the average level in five years, market fundamentals have improved significantly. It is expected that international crude oil prices will remain strong in the second half of the year.

In the second half of the year, the Group will further focus on improving development quality and efficiency, and solidly promote environmental protection, system optimization, reform and development, and accomplish the full-year goals and tasks.

1.

To put efforts in safety and environmental protection and maintain stable operation of equipment. Construction of the HSSE management system is pushed forward, comprehensive risk hazard investigation is conducted, dynamic management and control as well as rectification are implemented. Full coverage of LDAR is promoted to ensure that more than 800,000 points of testing will be completed during the year. Proper parking maintenance or catalyst replacement of equipment such as No. 2 ethylene new zone, No. 3 diesel hydrogenation, medium pressure hydrogenation, RDS equipment B series, focus on strengthening contractor management, and proper on-site overhaul of standard chemical engineering site to ensure safety and eco-friendliness of equipment. High-quality overhaul and successful establishment at one time, laying a solid foundation for the completion of various production and operation tasks throughout the year.

2.

To strive proper system optimization and strived to create and increase efficiency. The Group continues to adhere to the market-oriented and efficiency-centered dynamic optimization, actively push forward crude oil processing and allocation plan for further increase of processing volume of crude oil and high-grade refined oil production. Leveraging the advantages of Chenshan Wharf (陳山碼頭), the Group aims to expand the export of refined oil. Efforts will be stepped up in R&D of new products of chemical engineering, monitoring of product chains and profitability of equipment, and continuous optimization of materials, equipment and product structures. The Group will strengthen the market awareness to improve the three-month rolling price forecasting mechanism and to enhance the expectation management capability of production and operation. The Group will also continue to manage costs, execute on proper crude oil procurement, resource optimization, material procurement and fund management in an effort to build low-cost competitiveness of the Company.

3.

To accelerate project construction and R&D of products. In accordance with the requirements of the Company’s “13th Five-Year” development plan, the Group will focus on promoting the implementation or preliminary work of projects such as oil product clean-up project, No. 2 safe and eco-friendly closed decoking, transportation and waste gas treatment of delay coking facility, second stage of carbon fibre project, transportation and waste gas treatment projects, carbon fiber project two-stage construction and third circuit incoming power lines with a supply capacity of 220KV, ensuring the completion of the project of comprehensive environmental remediation in Jinshan District by nodes. In terms of scientific R&D, the Group will speed up key scientific research projects and key core technologies. It will test the accelerated production of carbon fiber units, 48K large tow fibre production technology, and expand the application scope of carbon fiber. The Group will develop and apply the new materials such as high value-added synthetic resin and medical supplies polymer materials, to enhance the core competitiveness of the enterprise.

4.

To promote reform and optimize the structure of the workforce. The Group will actively promote the adjustment and optimization of the organization structure, and explore reform measures related to the employee benefits, such as the health management and operation mode adjustment. The Group will adjust and optimize the performance appraisal methods and do proper research and analysis before the appraisal to build a team of qualified talents. The Group aims to make breakthroughs on the job evaluation management in order to establish a scientific and effective job evaluation model suitable for the features of production and management of the Group. The Group will also explore and establish an open and mature in-system talent introduction mechanism to recruit appropriate talents for the understaffed posts, such as meters management and refinery aromatic hydrocarbon operators.

3.2	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

				Unit: RMB’000
Item (with significant changes, including but not limited to)	As at 30 June 2018	As at 31 December 2017	Change (%)	Reason for change
Cash at bank and on hand	14,612,063	9,504,266	53.74	Profit of the Reporting Period and a relatively abundant cash flow
Notes receivable and accounts receivable	3,890,578	3,426,439	13.55	Increases in the business volume of the Petroleum business segment with an increase in accounts receivable
Short-term borrowings	1,395,600	606,157	130.24	Increase in loan due to an increase in capital demand
Notes payable and accounts payable	7,498,936	5,573,281	34.55	Increases in the business volume of the petroleum business segment with an increase in accounts payable
Dividends payable	3,270,830	23,686	13,709.13	Increase in the declared dividends during the Reporting Period

				Unit: RMB’000
Item (with significant changes, including but not limited to)	For the six months ended 30 June		Change
	2018	2017	(%)	Reason for change
Revenue	52,187,640	43,106,950	21.07	Increase in the price of petrochemical products and growth in the business of the petroleum segment
Cost of sales	40,707,831	32,841,971	23.95	Increase in the costs of crude oil and other raw materials
Finance expenses-net	-174,217	-88,839	96.10	Substantial increase in the interest income during the Reporting Period
Asset impairment losses	10,155	36,142	-71.90	The amount of the provision of fixed asset impairment for the Reporting Period was relatively small
Income tax expenses	983,672	671,073	46.58	Increase in the profit in the Reporting Period
Net profit attributable to shareholders of the Company	3,524,131	2,575,479	36.83	Increase in the profit in the Reporting Period
Net cash generated from operating activities	4,227,404	2,358,780	79.22	Increase in profit level in the Reporting Period
Net cash generated from/ (used in) investment activities	48,310	111,004	-56.48	Decrease in the investment returns in the Reporting Period
Net cash generated from/ (used in) financing activities	807,712	54,803	1,373.85	Increase in loan due to an increase in capital demand
Research and development costs	13,427	11,323	18.58	Increase in research and development expenses due to a new project added in the Reporting Period

3.2.2	Analysis of Business Operations by Industry, Product or Geographical Location Segment

(1)	Principal Operations by Industry or Product

							Unit: RMB’000

Business Segment/ Product Segment	Revenue	Cost of sales	Gross profit margin (%)		Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/ decrease in gross profit margin compared to last year (percentage point)
Synthetic fibers	1,147,441	1,267,676	-10.48		8.00	12.40	Decrease 4.33 percentage points
Resins and plastics	5,227,305	4,236,819	18.95		8.65	10.84	Decrease 1.60 percentage points
Intermediate petrochemicals	6,249,148	4,550,039	27.19		28.55	39.57	Decrease 5.75 percentage points
Petroleum products	26,489,911	17,789,875	32.84	Note	32.65	43.48	Decrease 5.07 percentage points
Trading of petrochemical products	12,651,718	12,546,663	0.83		5.88	5.73	Increase 0.14 percentage points
Others	220,703	169,816	23.06		4.78	15.83	Decrease 7.33 percentage points

Note:	This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 12.86%.

(2)	Revenue by Geographical Location

Unit: RMB’000

Geographical location segment	Revenue	Increase/decrease in revenue as compared to the same period last year (%)
Eastern China	41,822,068	18.10%
Other regions in the PRC	1,916,861	26.85%
Exports	8,247,296	33.41%

3.2.3	Analysis of Assets and Liabilities

						Unit: RMB’000

					Change of amount on 30 June 2018
	As at 30 June 2018		As at 31 December 2017		compared to 31 December
Item	Amount	% of total assets	Amount	% of total assets	2017 (%)	Major reason of the change
Inventories	7,237,029	15.81	6,597,598	16.66	9.69	Increase in the crude oil and oil product price
Short-term borrowings	1,395,600	3.05	606,157	1.53	130.24	Increase in borrowings due to the increase in capital demand
Accounts payable	7,423,611	16.21	5,573,281	14.07	33.20	Increase in the crude oil price

3.2.4	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres in China. The Company also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream units to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

3.3	Analysis of Investments

3.3.1 Entrusted Wealth Managements and Entrusted loans

(1)	Entrusted Wealth Management

The Company did not engage in entrusted wealth management during the Reporting Period.

(2)	Entrusted Loans

										Unit: RMB’000

Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund- raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	22/01/2017 – 21/01/2018	1.75	No	No	No	No	No	Nil	12.8

Note:

The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

3.3.2 Application of Funds Raised

During the Reporting Period, the Company did not raise funds, nor has it used the funds raised from the previous reporting periods.

3.3.3 Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to strong market demand for downstream products and rising sales of products, Shanghai SECCO Petrochemical Company Limited, an associate company of the Group, recorded a net profit of RMB2,669 million during the Reporting Period, profit attributable to the Group was RMB534 million, representing 15.15% of net profit attributable to equity shareholders of the Company during the Reporting Period.

3.3.4 Projects funded by Non-fund Raising Capital

Unit: RMB’000

Major Project	Estimated total project investment	Estimated total project investment in the Reporting Period	Status as at 30 June 2018
Light oil storage tank of storage and transportation department and Zhanqiao oil and gas recovery	65,257	15,316	Under construction
Oil product clean-up	794,640	10,565	Preliminary design
High-sulfur flare system optimization and renovation of storage and transportation department	44,234	7,534	Under construction
No. 2 olefin cracking burner of the Thermal Power Division	120,929	6,705	Under construction
No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division	98,820	7,528	Under construction
The airtight transformation project of Thermoelectricity Department Fuel Assembly	99,800	2,859	Under construction

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1 Implementation of or Amendment to Profit Distribution Plan during the Reporting Period

The 2017 Profit Distribution Plan was considered and approved at the 2017 Annual General Meeting held on 13 June 2018: to distribute a dividend of RMB 3.00 per 10 shares (including tax) totalling RMB3,247,144,050 based on the total issued share capital of RMB10.8238135 billion as at dividend payout date. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 14 June 2018 and was uploaded to the websites of the Hong Kong Stock Exchange, Shanghai Stock Exchange and the Company on 13 June 2018. The record date for H shares dividend payment was 26 June 2018 and the dividend payment date for H shares was 13 July 2018. On 11 July 2018, the Company published an announcement on the implementation of profit distribution for A shares for the year 2017. The record date for A shares dividend payment was 16 July 2018 and the ex-dividend date was 17 July 2018. The dividend payment date for A shares was 17 July 2018. The Profit Distribution Plan was implemented as scheduled.

3.4.2 Plan for Profit Distribution or Capital Reserves Capitalisation during the Reporting Period

Nil.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the PRC Company Law, the PRC Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 20 August 2018, the Audit Committee of the Ninth Session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual.

Deviation: Mr. Wu Haijun (“Mr. Wu”) was appointed as the Chairman and the President (equivalent to chief executive) of the Company.

Reason: Mr. Wu has extensive experience in the management of petrochemicals production. He is the most suitable candidate to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wu to serve either of the above positions.

4.5	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and supervisors of the Company. After making specific enquiries with all of the Directors and supervisors of the Company and having obtained written confirmations from each Director and supervisor, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and supervisors of the Company during the Reporting Period was noted by the Company.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

5.	INTERIM FINANCIAL STATEMENTS

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

ASSETS	30 JUNE 2018 (UNAUDITED) Consolidated	31 DECEMBER 2017 Consolidated	1 JANUARY 2017 Consolidated	30 JUNE 2018 (UNAUDITED) Company	31 DECEMBER 2017 Company	1 JANUARY 2017 Company
Current assets
Cash at bank and on hand	14,612,063	9,504,266	5,440,623	12,977,094	8,268,493	4,421,143
Derivative financial instruments	7,784	—	—	—	—	—
Notes receivable and Accounts receivable	3,890,578	3,426,439	2,924,500	2,390,021	2,573,172	2,308,050
Advances to suppliers	34,198	27,537	29,340	30,382	20,931	21,409
Other receivables	119,342	71,550	68,141	102,848	126,546	47,898
Inventories	7,237,029	6,597,598	6,159,473	6,437,929	5,971,505	5,374,425
Other current assets	215,161	238,661	253,804	189,000	212,834	157,771

Total current assets	26,116,155	19,866,051	14,875,881	22,127,274	17,173,481	12,330,696

Non-current assets
Long-term equity investments	5,221,271	4,592,044	3,838,794	6,316,322	5,711,216	4,972,861
Investment properties	384,002	391,266	380,429	416,153	423,941	413,943
Fixed assets	12,139,076	12,892,501	13,502,370	11,904,966	12,644,706	13,219,994
Construction in progress	1,115,078	1,001,118	717,672	1,115,078	1,000,924	717,294
Intangible assets	388,793	397,661	406,116	326,197	332,518	335,877
Long-term prepaid expenses	312,483	349,588	299,340	302,443	338,837	287,578
Deferred tax assets	105,862	119,307	103,091	98,754	111,929	99,057

Total non-current assets	19,666,565	19,743,485	19,247,812	20,479,913	20,564,071	20,046,604

Total assets	45,782,720	39,609,536	34,123,693	42,607,187	37,737,552	32,377,300

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2018 (Continued)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 JUNE 2018 (UNAUDITED) Consolidated	31 DECEMBER 2017 Consolidated	1 JANUARY 2017 Consolidated	30 JUNE 2018 (UNAUDITED) Company	31 DECEMBER 2017 Company	1 JANUARY 2017 Company
Current liabilities
Short-term borrowings	1,395,600	606,157	546,432	1,250,000	518,000	632,000
Derivative financial liability	—	1,516	—	—	—	—
Notes payable and Accounts payable	7,498,936	5,573,281	5,087,470	5,008,989	4,129,720	3,729,702
Advances from customers	—	477,273	476,806	—	407,092	447,647
Contract liabilities	404,904	—	—	325,192	—	—
Employee benefits payable	126,729	123,959	37,634	116,014	30,411	30,989
Taxes payable	3,036,023	3,290,036	2,158,427	3,009,801	3,240,971	2,106,163
Other payables	4,291,153	850,022	635,606	4,157,547	977,203	629,603

Total current liabilities	16,753,345	10,922,244	8,942,375	13,867,543	9,303,397	7,576,104

Non-current liabilities
Deferred income	145,879	145,679	150,000	145,879	145,679	150,000
Deferred income tax liabilities	1,946	—	—	—	—	—

Total non-current liabilities	147,825	145,679	150,000	145,879	145,679	150,000

Total liabilities	16,901,170	11,067,923	9,092,375	14,013,422	9,449,076	7,726,104

Shareholders’ equity
Share capital	10,823,814	10,814,177	10,800,000	10,823,814	10,814,177	10,800,000
Capital surplus	616,106	586,307	534,628	616,106	586,307	534,628
Other comprehensive income	12,340	17,403	18,213	12,340	17,403	18,213
Specific reserve	26,123	—	346	26,123	—	—
Surplus reserve	5,727,624	5,727,624	5,100,401	5,727,624	5,727,624	5,100,401
Undistributed profits	11,387,782	11,110,795	8,296,460	11,387,758	11,142,965	8,197,954

Total equity attributable to equity shareholders of the Company	28,593,789	28,256,306	24,750,048	28,593,765	28,288,476	24,651,196

Non-controlling interests	287,761	285,307	281,270	—	—	—

Total shareholders’ equity	28,881,550	28,541,613	25,031,318	28,593,765	28,288,476	24,651,196

Total liabilities and shareholders’ equity	45,782,720	39,609,536	34,123,693	42,607,187	37,737,552	32,377,300

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

		Six Months Ended 30 June		Six Months Ended 30 June
Items		2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
Revenue		52,187,640	43,106,950	38,975,531	30,538,444
Less:	Cost of sales	40,707,831	32,841,971	27,641,665	20,387,572
	Taxes and surcharges	6,114,438	6,005,273	6,102,600	5,995,639
	Selling and distribution expenses	271,446	222,774	211,655	174,200
	General and administrative expenses	1,394,462	1,401,736	1,334,626	1,336,738
	Research and development expenditure	13,427	11,323	9,988	8,203
	Financial expenses – net	(174,217)	(88,839)	(178,669)	(92,022)
	Including: interest expenses	33,823	23,269	19,211	7,912
	interest income	(218,822)	(114,935)	(201,953)	(101,459)
	Asset impairment losses	10,155	36,142	10,155	50,182
	Credit impairment losses	45	—	45	—
Add:	Fair value gains on financial assets at fair value through profit or loss	9,300	—	—	—
Add:	Investment income	635,958	560,068	619,922	539,227
	Including: Share of profit of associates and joint ventures	642,402	560,068	609,823	539,227
	Loss of asset disposal	(2,857)	(5,130)	(2,893)	(5,356)
	Other income	13,552	25,548	11,781	22,444

Operating profit		4,506,006	3,257,056	4,472,276	3,234,247

Add:	Non-operating income	32,144	7,415	6,000	6,112
Less:	Non-operating expenses	22,993	13,245	11,786	12,879
Total profit		4,515,157	3,251,226	4,466,490	3,227,480

Less:	Income tax expenses	983,672	671,073	974,553	663,635
Net profit		3,531,485	2,580,153	3,491,937	2,563,845

	Attributable to shareholders of the Company	3,524,131	2,575,479	—	—
	Non-controlling interests	7,354	4,674	—	—

	Continuing operating net profit	3,531,485	2,580,153	3,491,937	2,563,845
	Termination of net profit	—	—	—	—

Other comprehensive income		(5,063)	(552)	(5,063)	(552)

Total comprehensive income		3,526,422	2,579,601	3,486,874	2,563,293

	Attributable to shareholders of the Company	3,519,068	2,574,927	—	—
	Non-controlling interests	7,354	4,674	—	—

Earnings per share
	Basic earnings per share (RMB)	0.326	0.238	—	—
	Diluted earnings per share (RMB)	0.326	0.238	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
Cash flows from operating activities
Cash received from sale of goods or rendering of services	57,156,718	48,049,792	43,584,046	35,114,634
Refund of taxes and surcharges	38,775	30,724	9,886	—
Cash received relating to other operating activities	35,401	27,963	30,118	23,555

Sub-total of cash inflows	57,230,894	48,108,479	43,624,050	35,138,189

Cash paid for goods and services	(43,295,733)	(35,324,087)	(30,027,710)	(22,687,660)
Cash paid to and on behalf of employees	(1,227,531)	(1,139,673)	(1,060,636)	(1,057,237)
Payments of taxes and surcharges	(8,163,659)	(9,066,272)	(8,129,629)	(9,020,705)
Cash paid relating to other operating activities	(316,567)	(219,667)	(279,595)	(280,974)

Sub-total of cash outflows	(53,003,490)	(45,749,699)	(39,497,570)	(33,046,576)

Net cash flows generated from operating activities	4,227,404	2,358,780	4,126,480	2,091,613

Cash flows from investing activities
Cash received from entrusted lendings	12,000	24,000	—	—
Cash received from returns on investments	16,435	459,354	10,099	421,120
Net cash received from disposal of fixed assets and intangible assets	209,471	791	2,593	381
Proceeds from disposal of subsidiary	9,600	—	—	—
Cash received relating to other investing activities	2,181,408	583,599	2,164,169	575,011

Sub-total of cash inflows	2,428,914	1,067,744	2,176,861	996,512

Cash paid to acquire fixed assets and other long-term assets	(351,234)	(444,740)	(351,189)	(421,500)
Cash payment of entrusted lending	—	(12,000)	—	—
Payments for disposal of subsidiary	(21,304)	—	—	—
Cash paid relating to other investing activities	(2,008,066)	(500,000)	(2,000,000)	(500,000)

Sub-total of cash outflows	(2,380,604)	(956,740)	(2,351,189)	(921,500)

Net cash flows used in/(generated from) investing activities	48,310	111,004	(174,328)	75,012

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2018 (Continued)

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
Items	2018 (UNAUDITED) Consolidated	2017 (UNAUDITED) Consolidated	2018 (UNAUDITED) Company	2017 (UNAUDITED) Company
Cash flows from financing activities
Proceeds from exercising share option incentive scheme	37,102	—	37,102	—
Proceeds from borrowings	1,208,100	101,647	1,080,000	18,000

Sub-total of cash inflows	1,245,202	101,647	1,117,102	18,000

Cash repayments of borrowings	(418,657)	(34,658)	(348,000)	(36,000)
Cash paid for distribution of dividends or profits and interest expenses	(18,833)	(12,186)	(12,653)	(7,812)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries	(4,900)	(3,633)	—	—
Sub-total of cash outflows	(437,490)	(46,844)	(360,653)	(43,812)

Net cash flows generated from/(used in) financing activities	807,712	54,803	756,449	(25,812)

Effect of foreign exchange rate changes on cash and cash equivalents	24,371	(9,284)	—	—

Net increase in cash and cash equivalents	5,107,797	2,515,303	4,708,601	2,140,813

Add: Cash and cash equivalents at the beginning of the period	7,504,266	5,440,623	6,268,493	4,421,143

Cash and cash equivalents at the end of the period	12,612,063	7,955,926	10,977,094	6,561,956

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company						Non- controlling interests	Total shareholders’ equity
Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2017	10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,575,479	4,674	2,580,153
Other comprehensive loss	—	—	(552)	—	—	—	—	(552)
Capital invested by stockholder
Employees share option scheme	—	8,102	—	—	—	—	—	8,102
Distribution of profits
Dividends proposed and approved	—	—	—	—	—	(2,700,000)	(3,633)	(2,703,633)
Specific reserve
Accrued	—	—	—	46,320	—	—	—	46,320
Utilised	—	—	—	(24,305)	—	—	—	(24,305)

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	22,361	5,100,401	8,171,939	282,311	24,937,403

Balance at 1 January 2018	10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

Movements for the six months ended 30 June 2018 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,524,131	7,354	3,531,485
Other comprehensive loss	—	—	(5,063)	—	—	—	—	(5,063)
Shareholders invest and reduce capital
Exercise of share option	9,637	44,527	—	—	—	—	—	54,164
Employees share option scheme	—	(15,072)	—	—	—	—	—	(15,072)
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(3,247,144)	(4,900)	(3,252,044)
Specific reserve
Accrued	—	—	—	58,218	—	—	—	58,218
Utilised	—	—	—	(32,095)	—	—	—	(32,095)
Others	—	344	—	—	—	—	—	344

Balance at 30 June 2018 (unaudited)	10,823,814	616,106	12,340	26,123	5,727,624	11,387,782	287,761	28,881,550

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2018

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

Items	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2017	10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196
Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,563,845	2,563,845
Other comprehensive loss	—	—	(552)	—	—	—	(552)
Capital invested by stockholder
Employees share option scheme	—	8,102	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(2,700,000)	(2,700,000)
Specific reserve
Accrued	—	—	—	44,220	—	—	44,220
Utilised	—	—	—	(23,494)	—	—	(23,494)

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	20,726	5,100,401	8,061,799	24,543,317

Balance at 1 January 2018	10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

Movements for the six months ended 30 June 2018 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,491,937	3,491,937
Other comprehensive loss	—	—	(5,063)	—	—	—	(5,063)
Shareholders invest and reduce capital
Exercise of share option	9,637	44,527	—	—	—	—	54,164
Employees share option scheme	—	(15,072)	—	—	—	—	(15,072)
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(3,247,144)	(3,247,144)
Specific reserve
Accrued	—	—	—	58,218	—	—	58,218
Utilised	—	—	—	(32,095)	—	—	(32,095)
Others	—	344	—	—	—	—	344

Balance at 30 June 2018 (unaudited)	10,823,814	616,106	12,340	26,123	5,727,624	11,387,758	28,593,765

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

(Prepared under IFRS)

	Unaudited Six-month period ended 30 June
	2018 RMB’000	2017 RMB’000
Revenue	52,161,512	43,081,380
Sales taxes and surcharges	(6,114,438)	(6,005,273)

Net sales	46,047,074	37,076,107
Cost of sales	(42,112,030)	(34,265,969)

Gross profit	3,935,044	2,810,138

Selling and administrative expenses	(282,235)	(237,647)
Net impairment losses on financial assets	(45)	—
Other operating income	66,824	53,533
Other operating expenses	(7,720)	(7,326)
Other losses – net	(26,234)	(5,454)

Operating profit	3,685,634	2,613,244

Finance income	243,074	119,203
Finance expenses	(33,825)	(23,269)

Finance income – net	209,249	95,934

Share of profit of investments accounted for using the equity method	647,402	565,068

Profit before income tax	4,542,285	3,274,246

Income tax expense	(983,672)	(671,073)

Profit for the period	3,558,613	2,603,173

Profit attributable to:
– Owners of the Company	3,551,259	2,598,499
– Non-controlling interests	7,354	4,674

	3,558,613	2,603,173

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic earnings per share	RMB0.328	RMB0.241

Diluted earnings per share	RMB0.328	RMB0.240

INTERIM CONDENSED CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

(Prepared under IFRS)

	Unaudited Six-month period ended 30 June
	2018 RMB’000	2017 RMB’000
Profit for the period	3,558,613	2,603,173
Other comprehensive losses for the period – net of tax	(4,719)	(552)

Total comprehensive income for the period	3,553,894	2,602,621

Total comprehensive income for the period is attributable to:
– Owners of the Company	3,546,540	2,597,947
– Non-controlling interests	7,354	4,674

Total comprehensive income for the period	3,553,894	2,602,621

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared under IFRS)

As at 30 June 2018

	Unaudited 30 June 2018 RMB’000	Audited 31 December 2017 RMB’000
Assets

Non-current assets
Lease prepayment and other assets	701,276	747,249
Property, plant and equipment	12,114,008	12,866,428
Deferred income tax assets	105,862	119,307
Investment properties	384,002	391,266
Construction in progress	1,115,078	1,001,118
Investments accounted for using the equity method	5,086,271	4,452,044

	19,506,497	19,577,412

Current assets
Inventories	7,237,029	6,597,598
Financial assets at fair value through profit or loss	7,784	—
Trade receivables	874,954	386,480
Bills receivable	785,296	1,090,479
Other receivables	107,812	83,551
Prepayments	220,791	228,269
Amounts due from related parties	2,270,426	1,975,408
Cash and cash equivalents	12,612,063	7,504,266
Time deposits with financial institutions	2,000,000	2,000,000

	26,116,155	19,866,051

Total assets	45,622,652	39,443,463

Equity and liabilities

Equity attributable to owners of the Company
Share capital	10,823,814	10,814,177
Reserves	17,744,907	17,416,056

	28,568,721	28,230,233
Non-controlling interests	287,761	285,307

Total equity	28,856,482	28,515,540

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

(Prepared under IFRS)

As at 30 June 2018

	Unaudited 30 June 2018 RMB’000	Audited 31 December 2017 RMB’000
Liabilities

Non-current liabilities
Deferred income tax liabilities	1,946	—
Deferred income	10,879	5,679

	12,825	5,679

Current liabilities
Borrowings	1,395,600	606,157
Financial liabilities at fair value through profit or loss	—	1,516
Trade payables	2,909,246	1,908,457
Advance from customers	—	470,865
Contract liabilities	404,904	—
Bills payable	75,325	—
Other payables	5,306,608	3,568,817
Amounts due to related parties	6,204,372	3,731,687
Income tax payable	457,290	634,745

	16,753,345	10,922,244

Total liabilities	16,766,170	10,927,923

Total equity and liabilities	45,622,652	39,443,463

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	BASIS OF PREPARATION

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2017 as described in those annual financial statements, except for the adoption of new and amended standards as set out below.

(a)	New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies and make modified retrospective adjustment as a result of adopting the following standards:

•	IFRS 9 “Financial Instruments”, and

•	IFRS 15 “Revenue from Contracts with Customers”

The impact of the adoption of these standards and the new accounting policies are disclosed in Note 3 below. The other standards did not have any impact on the Group’s accounting policies and did not require retrospective adjustments.

(b)	Impact of standards issued but not yet applied by the Group

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning on 1 January 2018 and have not been early adopted by the Group:

•	IFRS 16 “Leases”, effective for the accounting period beginning on or after 1 January 2019 (i),

•	IFRIC 23 “Uncertainty over income tax treatments”, effective for the accounting period beginning on or after 1 January 2019,

•	Amendment to IFRS 10 and IAS 28, “Sale or contribution of assets between and investor and its associate or joint venture”, effective for the accounting period is to be determined, and

•	IFRS 17 “Insurance contracts”, effective for the accounting period beginning on or after 1 January 2021.

1	BASIS OF PREPARATION (Continued)

(b)	Impact of standards issued but not yet applied by the Group (Continued)

(i)

IFRS 16, ‘Leases’, was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance lease is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-valued leases.

The accounting for lessors will not significantly change.

The standard will affect primarily the accounting for the Group’s operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of RMB36,686 thousands. Some of the commitments are related to short-term and low-value leases, which will be recognised on a straight-line basis as an expense in profit or loss. However, the Group has not yet determined to what extent the standard will result in the recognition of an asset and a liability for future payment and how it will impact the Group’s profit and classification of cash flows.

The standard is mandatory for first interim periods within annual reporting periods beginning on and after 1 January 2019. The Group does not intend to adopt the standard before its effective date.

2	CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” on the Group’s financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

2.1	IFRS 9 “Financial Instruments”

IFRS 9, “Financial Instruments” was adopted by the Group using the modified retrospective approach. The reclassifications and the adjustments arising from the new impairment rules are therefore not reflected in the comparative information, but are recognised in the opening balance sheet on 1 January 2018.

2.1.1 Impact of adoption

On 1 January 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group. These reclassification have no impact on the measurement categories or the presentation of the balance sheet as at 31 December 2017.

In accordance with the transitional provisions in IFRS 9 (7.2.15) and (7.2.26), comparative figures have not been restated as the forward contracts the Group held did not qualify as hedge instruments.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.1	Impact of adoption (Continued)

The total impact on the Group’s retained earnings as at 1 January 2018 is as follows:

2018 RMB’000
Closing retained earnings 31 December 2017 – IAS 39	13,128,257
Adjustment to retained earnings from adoption of IFRS 9 on 1 January 2018	—

Opening retained earnings 1 January 2018 – IFRS 9	13,128,257

The Group considers the probability of default upon initial recognition of, a financial asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected loss rates, the Group considers historical loss rates for each category of receivables and adjusts for forward looking macroeconomic data.

(a)	Trade receivables

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables from third parties and related parties.

To measure the expected credit losses of trade receivables, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at 1 January 2018 and 30 June 2018 is determined by incorporating forward looking information.

Considering the increase of the identified impairment loss calculated under IFRS 9 was immaterial, the Group decided not to recognise the impact in the Group’s opening balance sheet on 1 January 2018.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.1	Impact of adoption (Continued)

(a)	Trade receivables (Continued)

Under IFRS 9, the loss allowance provision for trade receivables including receivables from related parties as at 30 June 2018 reconciles to the opening loss allowance for that provision as follows:

Trade receivables (including receivables from related parties) RMB’000
As at 1 January 2018	37
Provision for loss allowance recognized in profit or loss	25

As at 30 June 2018	62

For the six months ended 30 June 2018, the reversal/provision for loss allowance were recognized in profit or loss in net impairment losses on financial assets.

As at 30 June 2018, the maximum exposure to loss of trade receivables from third parties and related parties were as follows:

As at 30 June 2018 RMB’000
Amount due from third parties	874,954
Amount due from related parties	2,194,766

3,069,720

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.1	Impact of adoption (Continued)

(b)	Other receivables

Other financial assets at amortized cost include other receivables from third parties and related parties.

As at 30 June 2018, the internal credit rating of other receivables were performing. The Group has assessed that the expected credit losses for these receivables are not material under the 12 months expected losses method.

The loss allowance provision for other receivables as at 30 June 2018 reconcile to the opening loss allowance for that provision as follows:

Other receivables (including receivables from related parties) RMB’000
As at 1 January 2018	1,016
Provision for loss allowance recognized in profit or loss	20
Reversal for loss allowance recognized in profit or loss	(612)

As at 30 June 2018	424

Management considered other receivable including receivables from related parties to be low credit risk as they have a low risk of default and the counterparties have a strong capacity to meet its contractual cash flow obligations in the near term, and thus the impairment provision recognized during the period was limited to 12 months expected losses.

For the six months ended 30 June 2018, the reversal/provision for loss allowance were recognized in profit or loss in administrative expenses in relation to the impaired other receivables.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.1	Impact of adoption (Continued)

(b)	Other receivables (Continued)

As at 30 June 2018, the maximum exposure to loss of other receivables from third parties and related parties were as follows:

As at 30 June 2018 RMB’000
Amount due from third parties	107,812
Amount due from related parties	11,530

119,342

The Group made no write-off of trade and other receivables during the period.

(c)	Cash and cash equivalents, time deposits with financial institutions and bills receivable are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

2.1.2	Accounting policies applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption as follows:

(a)	Classification

From 1 January 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss), and

•	those to be measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.2	Accounting polices applied from 1 January 2018 (Continued)

(a)	Classification (Continued)

For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (“OCI”). For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

•

Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.2	Accounting polices applied from 1 January 2018 (Continued)

(b)	Measurement (Continued)

Debt instruments (Continued)

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/ (losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

•

FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.1	IFRS 9 “Financial Instruments” (Continued)

2.1.2	Accounting polices applied from 1 January 2018 (Continued)

(c)	Impairment

From 1 January 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost, FVOCI and other financial assets at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

2.2	IFRS 15 “Revenue from Contracts with Customers”

The Group has adopted IFRS 15, “Revenue from Contracts with Customers” by using the modified retrospective approach which means that the cumulative impact of the adoption (if any) will be recognised in retained earnings as at 1 January 2018 and that comparatives will not be restated.

2.2.1	Impact of adoption

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements. In summary, the following adjustments were made to the amounts recognised in the balance sheet at the date of initial application (1 January 2018):

	IAS 18 carrying amount 31 December 2017 RMB’000	Reclassification RMB’000	IFRS 15 carrying amount 1 January 2018 RMB’000
Advance from customers	470,865	(470,865)	—
Amounts due to related parties	3,731,687	(6,407)	3,725,280
Contract liabilities	—	477,272	477,272

Except for the reclassifications of contract liabilities, there is no other line items affected in the current year and year to date by the application of IFRS 15 as compared to IAS 18 that were previously in effect before the adoption of IFRS 15.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.2	IFRS 15 “Revenue from Contracts with Customers” (Continued)

2.2.1	Impact of adoption (Continued)

The Group is principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum product and the Group also has revenues associated with pipeline transportation services. The adoption of IFRS 15 did not result in any impact to the financial statements as the timing of revenue recognition of forementioned activities is not changed.

The application of IFRS 15 results in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which affects the timing of the recognition of revenue, from point in time to overtime. The identified effect of the revenue recognition, which is subject to the requirements of IFRS 15, was immaterial to the retained earnings as at 1 January 2018.

The Group didn’t introduce any customer loyalty programme which is likely to be affected by the IFRS 15.

The Group does not expect to have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

No additional cost occurs to fulfil the contract was identified.

As a result, other than certain reclassification of contract liabilities, the adoption of IFRS 15 did not result in any impact to the other line items on the financial statements of the Group.

2	CHANGES IN ACCOUNTING POLICIES (Continued)

2.2	IFRS 15 “Revenue from Contracts with Customers” (Continued)

2.2.2	Accounting polices applied from 1 January 2018

Accounting policies applied by the Group from 1 January 2018 has been modified according to the adoption as follows:

(a)	Sales of petroleum and chemical products

The Group manufactures and sells petroleum and chemical products. Sales are recognised when control of the products has transferred, being when the products are delivered to and accepted by the customer. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue excludes value added tax and is after deduction of any trade discounts.

(b)	Pipeline transportation services

The Group provides pipeline transportation services to third parties when others use the Group’s pipelines to transport their petroleum and chemical products. Revenue from providing services is recognised in the accounting period in which the services are rendered. Revenue is recognised over time and based on the actual volume transported to the end of the reporting period as a proportion of the total volume to be transported, because the customer receives and uses the benefits simultaneously.

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

(d)	Overseas shipping services

The Group arranges overseas shipping services for the customer and revenue is recognised over time and based on the actual shipping service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. This is determined based on the actual passages of time (days) relative to the total expected shipping days.

3	SEGMENT INFORMATION

The basis of segmentation and the basis of measurement of segment profits or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2017.

Six months ended 30 June 2018	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	1,147,441	5,294,452	12,786,100	31,488,067	13,216,083	745,971	64,678,114
Inter segment revenue	—	(67,147)	(6,536,952)	(4,998,156)	(564,365)	(349,982)	(12,516,602)
Revenue from external customers	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Timing of revenue recognition
At a point in time	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	393,640	52,159,163
Over time	—	—	—	—	—	2,349	2,349

	1,147,441	5,227,305	6,249,148	26,489,911	12,651,718	395,989	52,161,512

Total gross (loss)/profit	(221,821)	737,690	1,127,054	2,242,694	97,391	(47,964)	3,935,044

Six months ended 30 June 2017	Synthetic fibres RMB’000	Resins and plastics RMB’000	Intermediate petrochemicals RMB’000	Petroleum products RMB’000	Trading of petrochemical products RMB’000	Other segments RMB’000	Total RMB’000
Total segment revenue	1,062,461	4,842,058	9,593,171	22,729,508	12,507,380	933,194	51,667,772
Inter segment revenue	—	(30,803)	(4,731,777)	(2,759,447)	(558,281)	(506,084)	(8,586,392)
Revenue from external customers	1,062,461	4,811,255	4,861,394	19,970,061	11,949,099	427,110	43,081,380

Total gross (loss)/profit	(223,280)	561,863	827,177	1,637,708	74,563	(67,893)	2,810,138

3	SEGMENT INFORMATION (Continued)

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Profit from operations
Synthetic fibres	(244,898)	(241,435)
Resins and plastics	628,956	484,332
Intermediate petrochemicals	1,001,369	748,810
Petroleum products	2,229,596	1,622,166
Trading of petrochemical products	106,692	34,848
Others	(36,081)	(35,477)

Total consolidated profit from operations	3,685,634	2,613,244

Finance income – net	209,249	95,934
Share of profit of investments accounted for using the equity method	647,402	565,068

Profit before taxation	4,542,285	3,274,246

	As at 30 June 2018 Total assets RMB’000	As at 31 December 2017 Total assets RMB’000
Allocated assets
Synthetic fibres	1,089,317	1,101,836
Resins and plastics	2,183,777	2,184,706
Intermediate petrochemicals	5,024,327	5,122,226
Petroleum products	13,432,781	13,792,883
Trading of petrochemical products	2,061,695	1,229,927
Other segments	1,904,951	1,883,275

Allocated assets	25,696,848	25,314,853

Unallocated assets

Investments accounted for using the equity method	5,086,271	4,452,044
Cash and cash equivalents	12,612,063	7,504,266
Time deposits with financial institutions	2,000,000	2,000,000
Deferred tax assets	105,862	119,307
Others	121,608	52,993

Unallocated assets	19,925,804	14,128,610

Total assets	45,622,652	39,443,463

3	SEGMENT INFORMATION (Continued)

	As at 30 June 2018 Total liabilities RMB’000	As at 31 December 2017 Total liabilities RMB’000
Allocated liabilities

Synthetic fibres	588,441	461,706
Resins and plastics	1,125,321	1,209,940
Intermediate petrochemicals	1,480,236	1,330,601
Petroleum products	6,279,237	5,718,117
Trading of petrochemical products	2,554,342	1,521,818
Other segments	72,163	79,584

Allocated liabilities	12,099,740	10,321,766

Unallocated liabilities

Borrowings	1,395,600	606,157
Others	3,270,830	—

	4,666,430	606,157

Total liabilities	16,766,170	10,927,923

4	PROFIT BEFORE INCOME TAX

(a)	Finance income and expenses

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Interest income	218,822	114,935
Net foreign exchange gains	24,252	4,268

Finance income	243,074	119,203

Interest on bank and other borrowings	(33,825)	(23,269)

Finance expenses	(33,825)	(23,269)

Finance income – net	209,249	95,934

4	PROFIT BEFORE INCOME TAX (Continued)

(b)	Other losses – net

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Net foreign exchange losses	(26,233)	(324)
Net loss on settlement of forward foreign exchange contracts	(7,456)	—
Loss on disposal of property, plant and equipment – net	(2,857)	(5,130)
Fair value gains on financial assets at fair value through profit or loss	9,300	—
Gains from disposal of subsidiary	1,622	—
Others	(610)	—

	(26,234)	(5,454)

(c)	Operating items

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Depreciation	(789,245)	(804,729)
Research and development costs	(13,427)	(11,323)
Amortisation of lease prepayments	(8,868)	(8,706)
Loss on disposal of property, plant and equipment – net	(2,857)	(5,130)
Write-down of inventories – net	6,633	(17,243)
Impairment of property, plant and equipment – net	587	(18,874)

5	INCOME TAX EXPENSE

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Provision for PRC income tax for the period	(968,281)	(668,525)
Deferred taxation	(15,391)	(2,548)

	(983,672)	(671,073)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2017: 25%) on the estimated taxable income of the six months ended 30 June 2018 determined in accordance with relevant income tax rules and regulations.

6	EARNINGS PER SHARE

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2018 of RMB3,551,259 thousands (six months ended 30 June 2017: RMB2,598,499 thousands) and 10,823,225,000 shares (six months ended 30 June 2017: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six months ended 30 June 2018) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six months ended 30 June 2018 and the six months ended 30 June 2017 was shown as:

	Six months ended 30 June
	2018 RMB’000	2017 RMB’000
Earnings
Profit attributable to owners of the Company	3,551,259	2,598,499

Weighted average number of ordinary shares in issue (thousands of shares)	10,823,225	10,800,000
Adjustments for share options granted (thousands of shares)	2,525	11,923

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,825,750	10,811,923

Diluted earnings per share (RMB per share)	0.328	0.240

7	DIVIDENDS

Pursuant to a resolution passed at the Annual General Meeting held on 13 June 2018, a total dividend of RMB3,247,144 thousands was declared for the year ended 31 December 2017 and subsequently paid in July 2018. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2018.

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2017, a total dividend of RMB2,700,000 thousands was declared for the year ended 31 December 2016 and subsequently paid in July 2017. The Board of Directors did not propose any dividend in respect of the six months ended 30 June 2017.

8	TRADE AND OTHER RECEIVABLES

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Trade receivables	875,016	386,517
Less: impairment provision	(62)	(37)

	874,954	386,480

Bills receivable	785,296	1,090,479
Amounts due from related parties (Note 19(c))	2,270,426	1,975,408

	3,930,676	3,452,367

Prepayments	—	228,269
Other current assets	220,791	—
Other receivables	—	83,551
Other financial assets at armortised cost	107,812	—

	4,259,279	3,764,187

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

8	TRADE AND OTHER RECEIVABLES (Continued)

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Within one year	3,930,608	3,452,321
Above one year	68	46

	3,930,676	3,452,367

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2018, no trade receivables or bills receivable was pledged as collateral (31 December 2017: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit term is generally only available for major customers with well-established trading records.

9	BORROWINGS

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Short term loans
– Short term bank loans	1,395,600	606,157

As at 30 June 2018, no borrowings were secured by property, plant and equipment (31 December 2017: nil).

9	BORROWINGS (Continued)

The Group has the following undrawn facilities:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Expiring within one year	13,025,059	13,563,466
Expiring beyond one year	6,210,000	6,710,000

	19,235,059	20,273,466

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

10	TRADE AND OTHER PAYABLES

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Trade payables	2,909,246	1,908,457
Bills payable	75,325	—
Amounts due to related parties (Note 19(c))	6,204,372	3,731,687

	9,188,943	5,640,144

Staff salaries and welfares payable	126,729	123,959
Taxes payable (exclude income tax payable)	2,578,733	2,655,291
Interest payable	1,664	864
Dividends payable	1,632,830	23,686
Construction payable	515,186	425,891
Other liabilities	451,466	339,126

	5,306,608	3,568,817

	14,495,551	9,208,961

10	TRADE AND OTHER PAYABLES (Continued)

As at 30 June 2018 and 31 December 2017, all trade and other payables of the Group were non-interest bearing, and their fair value, approximated their carrying amounts due to their short maturities.

As at 30 June 2018, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB1,638,000 thousands (31 December 2017: Nil).

As at 30 June 2018 and 31 December 2017, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2018 RMB’000	As at 31 December 2017 RMB’000
Within one year	9,162,447	5,568,507
Between one and two years	12,194	58,016
Over two years	14,302	13,621

	9,188,943	5,640,144

11	RESERVES

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2017	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	2,598,499	2,598,499
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Appropriation of safety production fund (b)	—	—	—	—	—	22,015	(22,015)	—
Share option scheme (a)	—	—	—	8,102	—	—	—	8,102
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(552)	—	—	—	(552)

Balance at 30 June 2017	4,072,476	4,180	101,355	66,469	—	22,361	9,561,173	13,828,014

Balance at 1 January 2018	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056
Net profit attributable to shareholders of the Company	—	—	—	—	—	—	3,551,259	3,551,259
Dividends proposed and approved	—	—	—	—	—	—	(3,247,144)	(3,247,144)
Appropriation of safety production fund (b)	—	—	—	—	—	26,123	(26,123)	—
Share option scheme (a)	—	—	—	(15,072)	—	—	—	(15,072)
Exercise of share option (a)	—	—	—	—	44,527	—	—	44,527
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(4,719)	—	—	—	(4,719)

Balance at 30 June 2018	4,072,476	4,180	101,355	27,678	106,846	26,123	13,406,249	17,744,907

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

11	RESERVES (Continued)

(a)	Share-based payments (Continued)

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC starting from the exercisable date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 30 June 2018, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

11	RESERVES (Continued)

(a)	Share-based payments (Continued)

The share options outstanding as at 30 June 2018 have the following vesting dates and exercise prices:

Tranche	Exercisable date	Exercise price (per share in RMB)	Outstanding share options
1	6 January 2017	3.85	—
2	6 January 2018	3,85	—
3	6 January 2019	3.85	8,946,900

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital and RMB40,403 thousands were in reserve as share premium.

The second tranche of the Share Option Incentive Scheme was exercised on 12 January 2018, and the Company received cash payment of RMB37,102 thousands from 185 grantees, out of which, RMB9,637 thousands were in share capital and RMB27,465 thousands were in reserve as share premium.

Share option expenses of RMB1,990 thousands have been recognised in the interim condensed consolidated income statement for the six months ended 30 June 2018 (six months ended 30 June 2017: RMB8,102 thousands).

11	RESERVES (Continued)

(b)

For the six months ended 30 June 2018, the Group transferred RMB26,123 thousands (six months ended 30 June 2017: RMB22,015 thousands) from retained earnings to other reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six months ended 30 June 2018 and six months ended 30 June 2017, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Equity (Consolidated)
	Six months ended 30 June		30 June	31 December
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Under CAS	3,531,485	2,580,153	28,881,550	28,541,613
Adjustments under IFRS – Government grants (a)	1,005	1,005	(25,068)	(26,073)
Safety production costs (b)	26,123	22,015	—	—

Under IFRS	3,558,613	2,603,173	28,856,482	28,515,540

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Guo Xiaojun
Joint Company Secretary

Shanghai, the PRC, 21 August 2018